Modification Rider

This rider is a part of the base contract whose number is shown below. If not shown below, the Base Contract Number is shown on the Contract Data Page.

Base Contract Number

Definitions

You, Your

The current owner of the base contract.

We, Us, Our

ReliaStar Life Insurance Company of New York at our Home Office in Woodbury, New York.

The Amount of Death Benefit section of the Death Benefit Before The Annuity Commencement Date provision of the contract has been revised to read as follows:

If an owner (including the Annuitant) dies, the amount of the death benefit is the amount that would have been payable on surrender as of the Death Benefit Valuation Date.

The Annuity Commencement Date section of the Annuity Benefits provision of the contract has been revised to read as follows:

You specified the Annuity Commencement Date for this contract in the application. It is the date on which annuity payments are to start. The date will be the first day of the month following the Annuitant's 75th birthday unless you select another date. In no event may the Annuity Commencement Date be later than the Annuitant's 85th birthday or 10 years from issue, whichever is later. You may change the Annuity Commencement Date at any time if we receive written notice at least 30 days before both the current Annuity Commencement Date and the new Annuity Commencement Date.

If the Annuity Commencement Date does not occur on a Valuation Date that is at least two years after the Issue Date, we reserve the right to change the Annuity Commencement Date to the first Valuation Date that is at least two years after the Issue Date. If the Annuity Commencement Date is less than two years from the Issue Date, we may apply Surrender Charges.

The Purchase Payments section of the Purchase Payments provision of the contract has been revised to read as follows:

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You may make Purchase Payments any time before the Annuity Commencement Date while the contract is in force. The Minimum Initial Purchase Payment we will accept is $1,000,000. Subsequent Purchase Payments must equal at least the applicable minimum as shown on the Contract Data Page.

The Mortality Risk Premium section of the Variable Account provision of the contract has been amended by adding the following sentences:

A portion of the mortality risk premium will be credited to the Contract Value on the Valuation Date next following each Contract Anniversary prior to the Annuity Commencement Date. The amount of the credit is equal to .05% of the Contract Value on the Contract Anniversary.

The first paragraph of the Transfers provision of the contract has been revised to read:

You may transfer Contract Value among Sub-Accounts, from one or more Sub-Accounts to the Fixed Account, and from the Fixed Account to one or more Sub-Accounts subject to certain limitations. We make a transfer on the next Valuation Date after we receive your written instructions requesting the transfer. All transfers are subject to any conditions the investment fund whose shares are involved may impose.

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ReliaStar Life insurance Company of New York
1000 Woodbury Road, Suite 102
P.O. Box 9004
Woodbury, New York 11797

Executed at our Home Office

Robert C. Salipante          President
/s/ Robert C. Salipante

Susan M. Bergen              Secretary
/s/ Susan M. Bergen